

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03019692

NO ACT
P.E 3·19-03
1-4673

March 28, 2003

Alan Wovsaniker
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068-1791

Act 1934
Section
Rule 14A-8
Public Availability 3/28/2003

Re: Wilshire Oil Company of Texas
Incoming letter dated March 19, 2003

Dear Mr. Wovsaniker:

This is in response to your letter dated March 19, 2003 concerning the shareholder proposal submitted to Wilshire Oil by Joseph Grogran Sr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Joseph Grogan Sr.
38 Saratoga Drive
Manalapan, NJ 07726

James Potkul
3633 Hill Rd., 2nd flr.
Parsippany, NJ 07054

LOWENSTEIN SANDLER PC
Attorneys at Law

DOUGLAS N. BERNSTEIN
Counsel

Tel 973.597.2320 *Fax* 973.597.2321
dnbernstein@lowenstein.com

March 19, 2003

VIA FEDEX

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Whilshire Oil Company of Texas
Commission of File No. 1-14673
Omission of Shareholder Proposal

Ladies and Gentlemen:

On behalf of our client, Wilshire Oil Company of Texas, a Delaware corporation (the "Company"), and pursuant to Rule 14a-(8)(j)(2), attached please find six (6) copies of a letter (the "Letter") requesting that the staff of the Division of Corporate Finance advise the Company that it will not take any enforcement action to the Securities and Exchange Commission if the shareholder proposal and supporting statement attached to the Letter are omitted from the Company's proxy materials to be distributed in connection with its 2003 Annual Meeting of stockholders.

Kindly acknowledge receipt of the attachments by time-stamping the enclosed copy of this letter and returning same in the self-address, stamped envelope provided.

Very truly yours,



Douglas N. Bernstein

W5195/1

65 Livingston Avenue | *Roseland New Jersey 07068-1791*



Telephone 973.597.2500
Fax 973.597.2400 | *www.lowenstein.com*

03/19/03 1350360.01

Enclosure(s)
cc: Mr. Philip Kupperman
Peter H. Ehrenberg, Esq.
Alan Wovsaniker, Esq.



LOWENSTEIN SANDLER PC
Attorneys at Law

ALAN WOVSANIKER
Member of the Firm

Tel 973.597.2564 Fax 973.597.2565
awovsaniker@lowenstein.com

March 19, 2003

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Wilshire Oil Company of Texas (Commission File No.: 1-14673)
Omission of Shareholder Proposal

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Wilshire Oil Company of Texas, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For the reasons stated below, the Company intends to omit from the proxy materials to be distributed in connection with its 2003 Annual Meeting of Stockholders a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by Mr. James Potkul, on behalf of Mr. Joseph Grogan Sr., in a letter dated December 26, 2002, a copy of which is attached. By a copy of this letter, the Company is notifying each of Mr. Potkul and Mr. Grogan Sr. of its intention.

The attached Proposal and Supporting Statement are one of three separate shareholder proposals received by the Company from Mr. Potkul on December 26, 2002 (one of which is from Mr. Potkul, and two others which were submitted by Mr. Potkul "on behalf of" other shareholders). As indicated above, the attached Proposal and Supporting Statement were submitted by Mr. Potkul "on behalf of" Mr. Grogan Sr. This letter relates only to the attached Proposal and Supporting Statement.

It is respectfully requested that the staff of the Division of Corporate Finance (the "Staff") advise the Company that it will not take any enforcement action to the Commission if the

Proposal and Supporting Statement are omitted from the Company's proxy materials to be distributed in connection with its 2003 Annual Meeting of Stockholders.

The Proposal

A copy of the entire Proposal and Supporting Statement is attached, but, for ease of reference, the text of the resolution contained in the Proposal is as follows:

> "Resolved: The shareholders urge our company to take all necessary steps to ensure that if the holders of three percent of the outstanding shares of common stock nominate candidates for the board of directors, the names, biographical sketches and photographs of such candidates shall appear in the company's proxy materials to the same extent that such information is provided about the company's nominees, and the company shall print the names of these nominees on its proxy card and afford shareholders the same opportunity to vote for or withhold support from these nominees as is provided for the company's nominees."

Statement of Reasons for Omission

The Company intends to omit the Proposal and Supporting Statement because the Proposal relates to an election for membership on the Company's board of directors and, therefore, may be omitted under Rule 14a-8(i)(8).

Supporting Argument

Rule 14a-8(i)(8) under the Exchange Act provides that a company may omit a shareholder proposal from its proxy materials "[i]f the proposal relates to an election for membership on the company's board of directors...." The Proposal requires that the Company ensure that holders of at least three percent of the outstanding shares of common stock of the Company be able to nominate candidates for the board of directors, as well as to include the names, biographical sketches and photographs of such candidates in the company's proxy materials to the same extent that such information is provided about the company's nominees. The Proposal therefore directly relates to an election for membership on the company's board of directors.

The Proposal's clear intent, as stated in the Supporting Statement, is to provide stockholders with a means to "oppose" and "register dissent" against nominees set forth by the Company. Because the Proposal urges the Company to include in its proxy materials nominees who may not be supported by its board of directors, its implementation would result in the



contested election of directors. The Company believes that the Proposal clearly conflicts with the provisions of Rule 14a-12 under the Exchange Act, which sets forth specific provisions regarding election contests and the solicitation of proxies by those opposing the election of certain directors. The Company believes that the Proposal, which would allow stockholders to directly nominate opposition candidates in the Company's proxy materials, is contrary to Rule 14a-12.

The Staff has consistently determined that shareholder proposals requiring a company to include shareholder nominees in the company's proxy materials are not a proper subject for the shareholder proposal process. In *The Black & Decker Corporation* (January 18, 2000) and *Newmont Mining Corporation* (January 18, 2000) the Staff concurred in the omission pursuant to Rule14a-8(i)(8) of proposals and supporting statements substantially identical to the Proposal and Supporting Statement submitted by Mr. Potkul on behalf of Mr. Grogan Sr., and noted that the proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors."

Similarly, in *Storage Technology Corp.*, (March 11, 1998) the Staff concurred in the omission pursuant to Rule 14a-8(c)(8) (the predecessor to Rule 14a-8(i)(8)) of a proposal that the nominees by a stockholder who owned a combined minimum of 3,000 shares of the company's common stock be presented in the company's proxy materials. Similarly, in *BellSouth Corp.*, (February 4, 1998) the Staff concurred in the omission of a proposal recommending a bylaw amendment requiring a person nominated by shareholders to be included in the company's proxy statement and included on the company ballot, even if the company's board of directors recommended a vote against that person. In each of *Storage Technology Corp.* and *BellSouth Corp.* the Staff noted that the proposal "would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under Rule 14a-11."[1]

Conclusion and Request

For all of the reasons set forth above, the Company respectfully requests that the Staff concur in the Company's view that the Proposal and Supporting Statement may be omitted from the proxy materials to be distributed in connection with its 2003 Annual Meeting of Stockholders and will not recommend enforcement action if the Company omits the Proposal and Supporting Statement from those proxy materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

[1] The text of Rule 14a-11 was substantially incorporated into Rule 14a-12 (Release No. 34-42055 (November 10, 1999)



In accordance with Rule 14a-8(j)(2), five additional copies of this letter and its attachments are enclosed. If the Staff desires further information or has any questions concerning this letter, please call the undersigned at (973) 597-2564, Peter H. Ehrenberg, Esq. at (973) 597-2350, or Douglas N. Bernstein, Esq. at (973) 597-2320.

Sincerely yours,



Alan Wovsaniker
AW:jmm
W5195/1
03/19/03 1350358.01

Enclosure(s)
cc: Mr. Philip Kupperman
Peter H. Ehrenberg, Esq.
Douglas N. Bernstein, Esq.
Mr. Joseph Grogan Sr.
Mr. James Potkul


LS

December 26, 2002

Mr. Joseph Grogan Sr.
38 Saratoga Drive
Manalapan. NJ 07726

Wilshire Oil Company of Texas
Attn: Corporate Secretary or Chairman of the Board of Directors
921 Bergen Avenue
Jersey City, NJ 07306

To whom it may concern:

James Potkul, 3633 Hill Rd 2nd Flr Parsippany, NJ 07054, on behalf of Joseph Grogan Sr., the owner of 1000 Wilshire Oil Company Of Texas common shares, has included with this letter a resolution and statement in support of the proposal to be included in the upcoming proxy statement.

I will continue to hold Wilshire Oil shares through the date of the meeting of shareholders.

Sincerely,



Joseph Grogan Sr.

Open Ballet Resolution

James Potkul, 3633 Hill Rd 2nd flr Parsippany, NJ 07054, on behalf of Joseph Grogan Sr., owner of 1000 Wilshire Oil shares has proposed the following resolution and statement in support of the proposal.

Resolved: The shareholders urge our company to take all necessary steps to ensure that if the holders of three percent of the outstanding shares of common stock nominate candidates for the board of directors, the names, biographical sketches and photographs of such candidates shall appear in the company's proxy materials to the same extent that such information is provided about the company's nominees, and the company shall print the names of these nominees on its proxy card and afford shareholders the same opportunity to vote for or withhold support from these nominees as is provided for the company's nominees.

Supporting Statement: Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors can be improved.

Our company's practice of nominating only one candidate for each board seat, leaves shareholders no choice in director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely/never affects the outcome of director elections. The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards being unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or other problems. Indeed, only in certain countries disparaged for their governance deficiencies do ballots exclude all but the incumbent administration's nominees.

Our company should make it easier for shareholders to have a choice when they elect directors. Competitive elections are regarded as healthy and important in most arenas, and we believe that the same can be said about choosing corporate directors. An open process could create competition for seats on the board and could encourage a discussion among shareholders about why specific nominees are best qualified to serve on the board.

This proposal balances the interests of management and shareholders. To the extent that the company believes that its nominees are the best candidates, the company will have an opportunity make their case to the shareholders. And if the incumbent directors are doing their job properly, we think it is unlikely that a challenger will emerge.

As an added precaution, the proposal contains a safeguard against nuisance candidates by requiring nominees to garner support from the holders of three percent of outstanding shares. In our view, such a threshold should assure that serious board candidates are presented to shareholders, who can then make their own choice about what type of leadership they want on our board.

Vote FOR this proposal

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wilshire Oil Company of Texas
Incoming letter dated March 19, 2003

The proposal urges Wilshire Oil to take all necessary steps to ensure that, if holders of at least three percent of Wilshire Oil's common stock nominate candidates for the board of directors, Wilshire Oil will include the names, biographical sketches and photographs of these nominees in its proxy materials, print the names of these nominees on its proxy card, and afford shareholders the same opportunity to vote for these nominees as is provided for Wilshire Oil's nominees.

There appears to be some basis for your view that Wilshire Oil may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in the contested elections of directors. Accordingly, the Division will not recommend enforcement action to the Commission if Wilshire Oil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Grace K. Lee
Special Counsel